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 ---------------                                                                                     ------------------------------
|    FORM 4     |                    UNITED STATES SECURITIES AND EXCHANGE COMMISSION               |          OMB APPROVAL        |
|               |                               Washington, D.C. 20549                              |                              |
 ---------------                                                                                    |------------------------------|
Check this box if                                                                                   | OMB Number                   |
no longer subject                      STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                 | Expires:                     |
to Section 16.                Filed pursuant to Section 16(a) of the Securities Exchange            | Estimated average burden     |
Form 4 or Form 5          Act of 1934, Section 17(a) of the Public Utility Holding Company          | hours per response           |
obligations may          Act of 1935 or Section 30(f) of the Investment Company Act of 1940         |                              |
continue. See                                                                                        ------------------------------
Instruction 1(b)
(Print or Type Responses)

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1. Name and Address of Reporting Person*   | 2. Issuer Name and Ticker or Trading Symbol |  6. Relationship of Reporting Person(s)
                                           |    THCG, Inc. (Nasdaq: THCG)                |     to Issuer   (Check all applicable)
   Abell              Keith      W.        |                                             |
-----------------------------------------------------------------------------------------
  (Last)            (First)    (Middle)    | 3. IRS or Social        |4.  Statement for  |    (1) Director  X(3)-(6),9 10% Owner
                                           |    Security             |    Month/Year     |    ----          ------------
                                           |    Number of Reporting  |                   |
12 East 49th Street, Suite 3200            |    Person (Voluntary)   |      10/00        |        Officer (give      Other (specify
-------------------------------------------|                         |                   |    ----              ----
               (Street)                    |                         |                   |         title below)              below)
                                           |                         |                   |
New York       NY        10017             |                         |                   |
                                           |                         |                   |
-------------------------------------------|                         | ------------------|------------------------------------------
(City)      (State)      (Zip)             |                         | 5. If Amendment,  |   7. Individual or Joint/Group Filing
                                           |                         |    Date of        | (Check Applicable  Line)
                                           |                         |    Original       |     X (2)  Form filed by One Reporting
                                           |                         |    (Month/Year)   |    ------     Person Form
                                           |                         |                   |    _____  Form filed by More than One
                                           |                         |                   |               Reporting Person
------------------------------------------------------------------------------------------------------------------------------------
                      Table I - Non-Derivative Securities, Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1.  Title of Security                      |2. Trans- |3. Trans-  | 4. Securities Acquired (A)| 5. Amount of|6. Ownership|7. Nature
    (Instr. 3)                             |   action |action     | or Disposed of (D)        | Securities  |  Form:     |   of
                                           |   Date   |Code       |                           |Beneficially | Direct     | Indirect
                                           |          |(Instr. 8) | (Instr. 3, 4 and 5)       |Owned at     |  (D) or    |Beneficial
                                           |   (Month/|           |                           |End of Month |  Indirect  | Ownership
                                           |    Day/  |           |                           |(Instr 3 and |   (I)      |
                                           |   Year)  |           |                           | 4)          | (Instr. 4) |Instr. 4)
                                           |          |           |                           |             |            |
                                           |          |-----------|---------------------------|             |            |
                                           |          |           |         | (A) or   |      |             |            |
                                           |          | Code   V  | Amount  | (D)      |Price |             |            |
-------------------------------------------|----------|-----------|---------|----------|------|-------------|------------|----------
Common Stock, par value $.01 per share     |          |           |         |          |      |   25,000 (3)|   (I) (3)  |   (3)
-------------------------------------------|----------|-----------|---------|----------|------|-------------|------------|----------
Common Stock, par value $.01 per share     |          |           |         |          |      |   25,000 (4)|   (I) (4)  |   (4)
-------------------------------------------|----------|-----------|---------|----------|------|-------------|------------|----------
Common Stock, par value $.01 per share     |          |           |         |          |      |          (5)|   (I) (5)  |   (5)
-------------------------------------------|----------|-----------|---------|----------|------|-------------|------------|----------
                                           |          |           |         |          |      |             |            |
-------------------------------------------|----------|-----------|---------|----------|------|-------------|------------|----------
                                           |          |           |         |          |      |             |            |
------------------------------------------------------------------------------------------------------------------------------------

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one person, see Instruction 4(b)(v).                                                     (Over)

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FORM 4 (Continued)              Table II   -   Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                                (e.g.,  puts, calls, warrants, options, convertible securities)

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1.Title of  |2.(Conver-|3.Trans- |4.Trans- |5.Number of   |6.Date Exer- |7.Title and  |8.Price |9.Number    |10.Owner-  |11.Nature
  Derivative|  sion or |  action |  action |  Derivative  |  cisable    |  Amount of  |  of    |  of deriv- |   ship    |   of
  Security  |  Exercise|  Date   |  Code   |  Securities  |  and        |  Underlying |  Deri- |  ative     |   Form of |   Indirect
  (Instr. 3)|  Price of|         |  (Instr.|  Acquired    |  Expiration |  Securities |  vative|  Securities|   Deriv-  |   Benefi-
            |  Deriv-  |  (Month/|   8)    |  (A) or Dis- |  Date       |  (Instr. 3  |  Secu- |  Benefi-   |   ative   |   cial
            |  ative   |  Day/   |         |  posed of (D)|  (Month/Day/|  and 4)     |  rity  |  cially    |   Securi- |   Owner-
            |  Security|  Year   |         |              |  Year)      |             |        |  Owned at  |   ty:     |   ship
            |          |         |         |   (Instrs. 3,|             |             |        |  End of    |   Direct  |   (Instr.
            |          |         |         |   4, and 5)  |             |             |        |  Month     |   Indirect|   4)
            |          |         |         |              |---------------------------|        |  (Instr. 4)|   (I)     |
            |          |         |         |              |Date |Expira-|Title |Amount|        |            |   (Instr. |
            |----------|---------|---------|--------------|Exer-|tion   |      |or    |        |            |   4)      |
            |          |         |    |    |       |      |cisa-|Date   |      |Number|        |            |           |
            |          |         |    |    |       |      |ble  |       |      |of    |        |            |           |
            |          |         |Code| V  |  (A)  | (D)  |     |       |      |Shares|        |            |           |
------------|----------|---------|---------|-------|------|-----|-------|------|------|--------|------------|-----------|-----------
Stock       | $7.00/   |         |         |       |      |     |       |Common|      |        |            |           |
Option      | Share    |   (6)   |  A(6)   | 15,000|      | (7) |  (8)  |Stock,|15,000|  (6)   |    15,000  |     D     |
            |          |         |         |       |      |     |       |par   |      |        |            |           |
            |          |         |         |       |      |     |       |value |      |        |            |           |
            |          |         |         |       |      |     |       |$.01  |      |        |            |           |
            |          |         |         |       |      |     |       |per   |      |        |            |           |
            |          |         |         |       |      |     |       |share |      |        |            |           |
------------|----------|---------|---------|-------|------|-----|-------|------|------|--------|------------|-----------|-----------
Warrant for |          |         |         |       |      |     |       |      |      |        |            |           |
Common Stock|          |         |         |       |      |     |       |      |      |        |    (9)     |  I(9)     |   (9)
("Initial   |          |         |         |       |      |     |       |      |      |        |            |           |
Warrants")  |          |         |         |       |      |     |       |      |      |        |            |           |
------------|----------|---------|---------|-------|------|-----|-------|------|------|--------|------------|-----------|-----------
Warrant for |          |         |         |       |      |     |       |      |      |        |            |           |
Common Stock|          |         |         |       |      |     |       |      |      |        |    (9)     |  I(9)     |   (9)
("Additional|          |         |         |       |      |     |       |      |      |        |            |           |
Warrants")  |          |         |         |       |      |     |       |      |      |        |            |           |
------------|----------|---------|---------|-------|------|-----|-------|------|------|--------|------------|-----------|-----------
            |          |         |         |       |      |     |       |      |      |        |            |           |
------------|----------|---------|---------|-------|------|-----|-------|------|------|--------|------------|-----------|-----------
            |          |         |         |       |      |     |       |      |      |        |            |           |
------------|----------|---------|---------|-------|------|-----|-------|------|------|--------|------------|-----------|-----------
            |          |         |         |       |      |     |       |      |      |        |            |           |
------------|----------|---------|---------|-------|------|-----|-------|------|------|--------|------------|-----------|-----------
            |          |         |         |       |      |     |       |      |      |        |            |           |
------------|----------|---------|---------|-------|------|-----|-------|------|------|--------|------------|-----------|-----------
            |          |         |         |       |      |     |       |      |      |        |            |           |
------------------------------------------------------------------------------------------------------------------------------------

Explanation of Responses:

(1)  Keith Abell resigned as director of THCG, Inc. effective as of September 6, 2000.

(2)  This Form 4 relates  to the Form 3, dated October 29, 1999, filed jointly by Keith W. Abell, Greenwich  Street Capital Partners
     II, L.P. ("GSCP II"), GSCP  Offshore Fund, L.P.  ("Offshore Fund"), Greenwich Fund, L.P.  ("Greenwich Fund"), Greenwich  Street
     Employees Fund, L.P. ("Employees Fund"), TRV Executive Fund, L.P. ("TRV," and together with GSCP II,  Offshore  Fund, Greenwich
     Fund and  Employees  Fund,  the "GSCP Funds"),  Greenwich Street  Investments II, L.L.C., GSCP, Inc.,  Alfred C. Eckert III and
     Sanjay H. Patel, however this Form 4 is filed  solely by Keith W. Abell and only addresses his changes in beneficial ownership.

(3)  These shares of Common  Stock are  beneficially  owned  directly by the  Alexandra  E. Marks Trust.  Mr. Abell may be deemed to beneficially  own such shares  indirectly  in his capacity as trustee of such trust.  Nothing in this Form 4 shall be deemed an admission  that Mr. Abell is, for purposes of Section 16 of the Securities  Act of 1933, as amended (the  "Securities  Act") or otherwise,  the beneficial  owner of any securities  reported on this Form 4 in which he does not have a pecuniary  interest as calculated pursuant to the rules and regulations promulgated under Section 16 of the Securities Act.

(4)  These shares of Common  Stock are  beneficially  owned  directly  by  the  Benjamin  S. Marks  Trust.  Mr.  Abell may be deemed to beneficially own such shares indirectly in his capacity as trustee of such trust.  Nothing in this Form 4 shall be deemed an admission  that Mr.  Abell is, for purposes of Section 16 of the  Securities  Act or  otherwise,  the  beneficial  owner of any securities  reported on this Form 4 in which he does not have a  pecuniary  interest  as  calculated  pursuant to the rules and regulations promulgated under Section 16 of the Securities Act.

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
(5)  GSCP II is the direct  beneficial  owner of 2,233,444 shares of Common Stock;  GSCP Offshore is the direct  beneficial owner of
     46,563 shares of Common Stock;  Greenwich Fund is the direct beneficial owner of 75,655 shares of Common Stock;  Employees Fund is the direct beneficial owner of 133,330 shares of Common Stock; and TRV is the direct beneficial owner of 11,008 shares of
     Common  Stock.  Keith Abell may be deemed to  beneficially  own such shares of Common Stock  indirectly  in his capacity as (a)
     managing member of Greenwich Street Investments II, L.L.C.,  which is the general partner of the GSCP Funds, (b) senior limited partner of GSCP (NJ), L.P.,  which is the manager of the GSCP Funds and (c) executive  officer of GSCP (NJ), Inc., which is the general  partner of GSCP (NJ),  L.P.  Nothing in this Form 4 shall be deemed an  admission  that Mr.  Abell is, for purposes of
     Section 16 of the Securities Act or otherwise,  the beneficial owner of any securities reported on this Form 4 in which he does not have a  pecuniary  interest  as  calculated  pursuant  to the rules and  regulations  promulgated  under  Section 16 of the
     Securities Act.

(6)  These  securities were issued to Keith Abell in his capacity as director of THCG, Inc.  pursuant to the THCG, Inc. Stock Option
     Agreement dated as of May 15, 2000.

(7   These securities may be exercised in full at any time after May 15, 2000 (the "Grant Date") and prior to the tenth  anniversary of the Grant Date.

(8)  The expiration date is the tenth anniversary of the Grant Date.

(9)  GSCP II is the direct  beneficial owner of 893,378 shares of Common Stock  attributable to such Warrants;  GSCP Offshore is the direct beneficial owner of 18,625 shares of Common Stock attributable to such Warrants; Greenwich Fund is the direct beneficial owner of 30,262 shares of Common Stock  attributable to such Warrants;  Employees Fund is the direct beneficial owner of 53,332 shares of Common Stock  attributable to such Warrants;  and TRV is the direct  beneficial owner of 4,403 shares of Common Stock attributable to such Warrants.  Keith Abell may be deemed to beneficially own such securities indirectly in his capacity as (a)
     managing member of Greenwich Street Investments II, L.L.C.,  which is the general partner of the GSCP Funds, (b) senior limited partner of GSCP (NJ), L.P.,  which is the manager of the GSCP Funds and (c) executive  officer of GSCP (NJ), Inc., which is the general  partner of GSCP (NJ),  L.P.  Nothing in this Form 4 shall be deemed an  admission  that Mr.  Abell is, for purposes of
     Section 16 of the Securities Act or otherwise,  the beneficial owner of any securities reported on this Form 4 in which he does not have a  pecuniary  interest  as  calculated  pursuant  to the rules and  regulations  promulgated  under  Section 16 of the
     Securities Act.



** Intentional misstatements or omissions of facts constitute Federal                /s/ Keith W. Abell                     11/7/00
   Criminal Violations                                                           ---------------------------------------------------
   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                     ** Signature of Reporting Person            Date
                       Date
Note:  File three copies of this Form, one of which must be manually signed.
       If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

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